November 15, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	The Charles Schwab Corporation
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 24, 2021
File No. 001-09700

Ladies and Gentlemen:

We have set forth below the responses of The Charles Schwab Corporation (referred to herein together with its consolidated subsidiaries as “Schwab” or the “Company” and referenced by terms such as “we”, “us”, or “our”) to the comments of the Staff (Staff) of the U.S. Securities and Exchange Commission (SEC or the Commission) detailed in the letter from Mr. Todd Schiffman to Mr. Walter W. Bettinger II dated November 1, 2021, with respect to the above referenced periodic report. The Staff’s comments are repeated in italics below.

In our previous response letter dated October 6, 2021, we stated that the Company had not provided climate change-related information in the Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) sections of its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (2020 Form 10-K) because such information was not material or was not reasonably likely to have a material effect on the Company’s financial condition, results of operations, or cash flows. Our determination of materiality for the responses in our previous letter and in this letter, were based on guidance from the SEC, including the following:

•Rule 12b-2 of the Securities Exchange Act of 1934 (the Exchange Act) provides that “The term “material,” when used to qualify a requirement for the furnishing of information as to any subject, limits the information required to those matters to which there is a substantial likelihood that a reasonable investor would attach importance in determining whether to buy or sell the securities registered.”
•Rule 12b-20 of the Exchange Act provides that “In addition to the information expressly required to be included in a statement or report, there shall be added such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made not misleading.”

We also note the following guidance relating to the determination of materiality included in the Commission Guidance Regarding Disclosure Related to Climate Change, Securities Act Release No. 9106, Exchange Act Release No. 61469, 97 SEC Docket 2414 (Feb. 2, 2010) (2010 Climate Change Guidance), which we also considered in our prior and current responses to the Staff:

•“…registrants must identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. This disclosure should highlight issues that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating performance or of future financial condition.” [See pages 16-17.]

•“Item 303 requires registrants to assess whether any enacted climate change legislation or regulation is reasonably likely to have a material effect on the registrant’s financial condition or results of operation. In the case of a known uncertainty, such as pending legislation or regulation, the analysis of whether disclosure is required in MD&A consists of two steps. First, management must evaluate whether the pending legislation or regulation is reasonably likely to be enacted. Unless management determines that it is not reasonably likely to be enacted, it must proceed on the assumption that the legislation or regulation will be enacted. Second, management must determine whether the legislation or regulation, if enacted, is reasonably likely to have a material effect on the registrant, its financial condition or results of operations.” [See pages 22-23.]

•“In addition to disclosing the potential effect of pending legislation or regulation, the registrant would also have to consider disclosure, if material, of the difficulties involved in assessing the timing and effect of the pending legislation or regulation.” [See page 23.]

•“The Commission has recognized that the effectiveness of MD&A decreases with the accumulation of unnecessary detail or duplicative or uninformative disclosure that obscures material information. Registrants drafting MD&A disclosure should focus on material information and eliminate immaterial information that does not promote understanding of registrants’ financial condition, liquidity and capital resources, changes in financial condition and results of operations.” [See page 18.]

Please note that the Company views climate-related issues as important and has attempted to incorporate climate considerations in various parts of its business; however, climate-related matters have not been material to the Company’s financial condition, results of operations, or cash flows which is the basis for the responses in our October 6, 2021 letter and many of our responses below. Because the Company believes that its activities related to environmental stewardship are of interest to some investors and clients, the Company uses its website and other forums to provide such information.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 1A. Risk Factors, page 13

Comment:
1.We reissue in part comment 1. We note your response to this comment. Tell us how you evaluated material litigation risks related to climate change to which you are potentially exposed other than those related to your present product line-up.

Response:
The Company is a financial services company that provides retail brokerage and banking services to individual investors; retirement plan services and other corporate brokerage services to businesses and their employees; and custodial, trading, banking, support services and retirement business services to independent registered investment advisors, independent retirement advisors, and recordkeepers. The Company also offers a broad range of products, including brokerage, mutual funds, exchange-traded funds, advice solutions, and banking.

In drafting the disclosure of risk factors in its 2020 Form 10-K, the Company reviewed its existing risk factors to determine whether (i) new risk factors needed to be added to address current or potential risks that could be material to its business, financial condition or results of operations, (ii) existing risk factors were no longer material risks and should be removed, and (iii) information regarding material continuing risks needed to be updated. This review was done by a cross-section of Company personnel who address risk within the Company and approach risk from different perspectives. This assessment involved the consideration of many factors impacting the Company’s business, including its products and services, its client base, third-party service providers, as well as the relevant regulatory environment.

Pursuant to Item 105 of Regulation S-K and other relevant regulations and guidance, the Company disclosed information regarding litigation and regulatory risks that it believed could be material and avoided disclosing risks that could apply generically to any registrant. Litigation risks related to climate change were not a material risk identified by the Company. The Company is not currently subject to any pending or threatened litigation related to climate change, and, due to the nature of its business activities, has not identified climate change-related litigation as a material risk to its business, financial condition or results of operations. Additionally, while the Company’s product offerings include certain investment products that consider environmental, social and corporate governance factors (ESG Products), the Company’s litigation risk associated with such products does not appear unique or particularly acute in comparison to litigation or other product risks that are described in the Company’s filings.

The Company will continue to evaluate the materiality of risk factors it believes impact or are reasonably likely to impact the Company’s business, including the risk of litigation related to climate change, including from any future product offerings, and will disclose such risk factors if material, pursuant to Item 105 of Regulation S-K, the SEC’s 2010 Climate Change Guidance, and other relevant regulations and guidance.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Comment:
2.We reissue in part comment 2. Please explain how you considered providing disclosure addressing the difficulties involved in assessing the timing and effect of pending climate-related laws, regulations or guidance.

Response:
As a participant in the securities, banking and financial services industries, the Company is subject to extensive regulation under both federal and state laws by governmental agencies, supervisory authorities, and self-regulatory organizations, and on an ongoing basis, monitors and evaluates pending and final legislation and regulations to assess the potential impact on the Company’s business and operations. When legislation or regulatory developments could have a material impact on the Company, information about such developments is included in the Company’s Form 10-K and Form 10-Qs to describe the anticipated impact to the Company. Before the Company can provide meaningful discussion of a rule’s or regulation’s potential known or estimated impact, or the difficulty in assessing the potential timing and effect, a proposed or final version of the rule or regulation must be available. The Company did not include discussion about climate-related laws, regulations and guidance, including the potential difficulty in assessing material impacts of such, in the Company’s 2020 Form 10-K since the Company had not identified any pending or final climate-related laws, regulations, or guidance that management believed would be reasonably likely to have a material impact on the Company’s business, financial condition, results of operations, or cash flows.

The Company will continue to monitor and evaluate pending legislation and regulation, including developments related to climate change, and, to the extent the Company assesses such pending legislation and regulation to be reasonably likely to have a material effect on the Company’s business, financial condition, results of operations, or cash flows, relevant disclosure will be provided in future periods. As part of its ongoing monitoring and evaluation, the Company will also consider disclosure, if material, of the difficulties involved in assessing the timing and effect of pending legislation or regulation.

Comment:
3.We note from your response to prior comment 3 that capital expenditures specifically related to climate-related projects were not material to your financial condition, results of operations, or cash flows as of and for the three years ended December 31, 2020 or to your estimated planned capital expenditures for your 2021 fiscal year. Please provide us with quantitative information supporting this statement.

Response:
In the MD&A section of the 2020 Form 10-K, the Company disclosed that capital expenditures for the fiscal years ended December 31, 2020, 2019, and 2018, were $741 million, $753 million, and $576 million, respectively. These amounts represented 0.1%, 0.2%, and 0.2% of total balance sheet assets as of December 31, 2020, 2019, and 2018, respectively. The Company also disclosed in its 2020 Form 10-K that it anticipated capital expenditures would be 6-7% of total net revenues in 2021, and through September 30, 2021, total capital expenditures were $610 million, or 0.1% of total balance sheet assets as of September 30, 2021. Investments in buildings and software made up 78%, 78%, and 84% of our total capital expenditures for the years ended December 31, 2020, 2019, and 2018, respectively, however, these investments were not driven specifically by climate-related projects. The Company’s capital expenditures specific to climate-related projects are a de minimis portion of the total capital expenditures. The Company will continue to evaluate capital expenditures for climate-related projects, and to the extent material, relevant disclosure will be provided in future periods.

Comment:
4.Your response to comment 4 states that indirect consequences of climate-related regulation have not been material to your financial condition, results of operations, or cash flows. Your response appears to be conclusory and does not adequately address the specific items from our prior comment. Tell us about the indirect consequences of climate-related regulation or business trends considered in your response, your process for identifying such matters, and how you assessed potential materiality. For example, provide us with additional information supporting your statement that you do not believe that you experienced material climate-related reputational harm resulting from your operations or those of your clients or from products that you sell.

Response:
Schwab is a financial services company that provides retail brokerage and banking services to individual investors; retirement plan services and other corporate brokerage services to businesses and their employees; and custodial, trading, banking, support services and retirement business services to independent registered investment advisors, independent retirement advisors, and recordkeepers. The Company also offers a broad range of products, including brokerage, mutual funds, exchange-traded funds, advice solutions, and banking. The Company does not believe that its products and services produce greenhouse gas emissions or are related to carbon-based energy sources. The Company is not aware of any direct or indirect consequences of climate-related regulation or business trends that have impacted demand for the Company’s products or services, other than increased demand for the Company’s ESG Products, including mutual funds and exchange-traded funds.

The Company is not aware of suffering any climate-related reputational harm from its operations, its clients, or from the financial products and services that it provides. However, if the ESG Products that the Company offers were to be misrepresented, the Company could suffer reputational harm. The Company covers that potential risk in the risk factor on investment management operations on page 17 of the Company’s 2020 Form 10-K, where the Company states that “Failure to properly perform operational tasks, or the misrepresentation of our services and products could subject us to regulatory sanctions, penalties or litigation and result in reputational damage, liability to clients, and the termination of investment management or administration agreements and the withdrawal of assets under our management.”

As part of the Company’s ongoing evaluation of its operations and client offerings, to the extent management assesses that climate-related regulation or business trends are reasonably likely to have a material impact on demand for the Company’s services or products or cause reputational harm, relevant disclosure will be provided in future periods.

Comment:
5.We reissue in part comment 5 as your response does not appear to address each of the items from our prior comment. Please tell us in more detail how you considered providing a discussion of the significant physical effects of climate change on your operations and results, such as effects on the severity of weather. As part of your response, address the potential indirect weather-related impacts that have affected or may affect your third-party vendors or third-party service providers. In addition, quantify weather-related damages to your property or operations and explain how you concluded that there was no material weather-related impact to the cost or availability of insurance.

Response:
For the period covered by the 2020 Form 10-K and during 2021, the Company did not suffer any material direct or indirect physical effects of climate change on its operations and results, including no material direct or indirect weather-related damages to the Company’s property or operations and no material loss of service from third-party vendors related to severe weather events. For example, while the Company had weather-related damage to its landscaping and some water damage from broken pipes due to the 2021 ice storm in Texas, the cost of the damage was not significant and the Company did not make any insurance claims for the damage. The Company’s insurance premiums increased across the board in 2021 due to changes in the insurance market and the Company’s property policies were adjusted to include a new, special deductible for claims from “convective storms,” however, such increases and changes were immaterial.

The Company’s discussion of Operational Risk on pages 47 and 48 of the 2020 Form 10-K, states that the Company’s operations are highly dependent on the integrity and resilience of its critical business functions and technology systems. To the extent the Company experiences business or system interruptions, errors or downtime (which could result from a variety of causes, including natural disasters), the Company’s business and operations could be negatively impacted. To minimize business interruptions and ensure the capacity to continue operations during an incident regardless of duration, the Company maintains a backup and recovery infrastructure which includes facilities for backup and communications, a geographically dispersed workforce, and routine testing of business continuity and disaster recovery plans and a well-established incident management program. The discussion of Operational Risk further states that the Company also faces operational risk when the Company employs the services of various third parties, including domestic and international outsourcing of certain technology, processing, servicing, and support functions. The Company manages the exposure to third party risk and promotes a culture of resiliency through contractual provisions, control standards, ongoing monitoring of third party performance, and appropriate testing. In addition, the Company’s risk factor section in the 2020 Form 10-K includes references to natural disasters on page 17 “Technology and operational failures or errors could subject us to losses, litigation, regulatory actions, and reputational damage” and on page 18 “We rely on outsourced service providers to perform key functions.”

The Company makes first lien residential real estate mortgage loans (mortgage loans) and home equity lines of credit (HELOCs) to banking clients and also invests in mortgage-backed securities. To the extent that loans are secured by properties in the same geographic region, the Company could experience increased credit loss expense in the event of an extreme weather event in that region. The risk factor titled “We may suffer significant losses from our credit exposures.” on page 19 of the 2020 Form 10-K, discusses how mortgage loans and HELOCs to banking clients which are secured by properties in the same geographic region can increase the Company’s risk of loss. The Company also notes on page 91 of the 2020 Form 10-K that “At December 31, 2020 and 2019, 45% of the First Mortgage and HELOC portfolios were concentrated in California. These loans have performed in a manner consistent with the portfolio as a whole.” In estimating the allowance for credit losses (ACL) for the Company’s bank loans portfolio, the Company evaluated the impacts of weather-related events in recent years, including wildfires and hurricanes. The Company determined that these events did not have a material impact on the ACL. The Company’s charge-offs and total ACL on bank loans were immaterial for all periods presented in the 2020 Form 10-K. The ACL on bank loans of $30 million and $18 million as of December 31, 2020 and 2019, respectively, represented approximately 0.1% of total bank loans for both periods. Charge-offs were $1 million or less for each of the years ended December 31, 2020, 2019, and 2018.

The Company will continue to evaluate weather-related impacts to its business, and, to the extent the Company assesses such impacts to be material to the Company’s financial condition, results of operations, or cash flows, relevant disclosure will be provided in future periods.

Comment:
6.Your response to comment 6 indicates that you have not identified material transition risks related to climate change. Please tell us how you assess potential transition risks and why you concluded that disclosure was not required. Your response should specifically address the different types of transition risks related to climate change you considered, including those noted in our prior comment, and explain your basis for concluding that they will not have a material impact on your business, financial condition, results of operations, or cash flows.

Response:
As a participant in the securities, banking and financial services industries, the Company typically experiences transition risks when there are significant changes in the laws or regulations that the Company’s business and operations are subject to. The Company also experiences transition risks when it undertakes integration work related to material acquisitions such as its recent acquisition of TD Ameritrade Holding Corporation. In such situations, the Company assesses potential transition risks by evaluating the work that will be required to go from the current state to the future state, and the time, effort and expense required to complete that work. The Company also evaluates the related risks to determine the type and level of the risks as well as the consequences of the transition which may include changes to the services and products that the Company offers and an increased compliance burden. With regard to climate change, the Company has not identified any material transition risks but will continue to evaluate pending legislation and regulation, and, to the extent the Company assesses any developments to be reasonably likely to create material transition risks for the Company, relevant disclosure regarding those risks and their material effects will be provided in future periods.

Comment:
7.Your response to comment 7 states that you have not incurred material compliance costs related to climate change. Describe the nature of the compliance costs you have incurred and provide us with quantitative information supporting your statement that the related amounts were not material.

Response:
Given the nature of the Company’s highly regulated business and its existing risk framework and infrastructure, the Company’s compliance costs related to climate change have been de minimis. Developments related to climate change have been handled using the Company’s existing infrastructure for monitoring and evaluating legislative and regulatory developments, developing new products and services, and providing relevant disclosures. The Company will evaluate compliance costs incurred related to climate change, and, to the extent the Company determines such costs to be material to the Company’s financial condition, results of operations, or cash flows, relevant disclosure will be provided in future periods.

Please call me at (415) 667-7940 or Aubrey Thacker, Senior Vice President – Corporate Controller, at (720) 418-3887 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Peter Crawford
Peter Crawford
Executive Vice President and Chief Financial Officer